UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), pursuant to Art. 157, paragraph 4, of Law 6,404/76, CVM Instruction No. 358/02 and further to the Notice to Shareholders dated December 10, 2018, informs its shareholders and the market in general of the publication on this date of Decree No. 9,619 / 2018, which revoked Decree No. 7,512 / 2011 and approved a new General Plan of Goals for the Universalization of the Switched Fixed Telephone Service (Plano Geral de Metas de Universalização do Serviço Telefônico Fixo Comutado), applicable to the period from 2016 to 2020 (“New PGMU”).

Amongst the regulations of the New PGMU, the following points are emphasized:

•         The New PGMU presents a substantial reduction in the plant of public use terminals (terminais de uso público – “TUP”), given that it no longer takes into account issues such as the density of terminals per inhabitants or minimum distance between the terminals;

•         TUPs installed in locations with up to 300 inhabitants must be maintained, even without demand;

•         Replacing the TUPs that are no longer mandatory, the concessionaires will have a new obligation regarding the implementation of fixed wireless access systems with support for broadband connection;

•         The fixed wireless access systems must also technically be able to offer Personal Mobile Service (Serviço Móvel Pessoal – “SMP”) through fourth generation technology (“4G”) or superior technology in a regime of industrial exploitation;

•         The obligation will be fulfilled with the installation of a Base Radio Station (Estação Rádio Base – “ERB”) by location and such infrastructure will be reversible;

•         The Company shall serve 866 locations in Region 1 and 289 locations in Region 2 and will be subject to a progressive service schedule, which will start with 10% service in 2019 and reach 100% service in 2023;

•         The National Telecommunications Agency (Agência Nacional de Telecomunicações – “ANATEL”) shall assess the equivalence between the reduction in the TUP obligation and the new obligation of providing fixed wireless access systems in order to maintain an equilibrium between the obligations. In case any balance is observed, ANATEL shall appoint new locations to be served with fixed wireless access systems;

•         ANATEL shall prepare and present to the Ministry of Science, Technology, Innovation and Communications (Ministério da Ciência, Tecnologia, Inovações e Comunicações – “MCTIC”) a plan proposal for the future use of any balances arising out of the elimination of obligations of Multi-Facility Service Stations (Postos de Serviços Multifacilidades – “PSM”) and the balance of the previous PGMU’s Backhaul target; and

•         The concessionaires have no obligation to offer SMP.

The Company will keep its shareholders and the market informed on any material development of the subject matter of this Material Fact.

Rio de Janeiro, December 21, 2018.

Oi S.A. – In Judicial Reorganization

Carlos Augusto Machado Pereira de Almeida Brandão

Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 21, 2018

OI S.A. – In Judicial Reorganization

By:  /s/ Carlos Augusto Machado Pereira de Almeida Brandão

Name: Carlos Augusto Machado Pereira de Almeida Brandão

Title: Chief Financial Officer and Investor Relations Officer